United States securities and exchange commission logo





                          April 4, 2023

       Brian Bair
       Chief Executive Officer
       Offerpad Solutions Inc.
       2150 E. Germann Road, Suite 1
       Chandler, AZ 85286

                                                        Re: Offerpad Solutions
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 30,
2023
                                                            File No. 333-270994

       Dear Brian Bair:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kibum
Park at 202-551-6836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Drew Capurro, Esq.